Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Evolus, Inc. for the registration of shares of its common stock, preferred stock, debt securities, warrants, units and rights up to a maximum aggregate offering price of $250,000,000 and to the incorporation by reference therein of our reports dated March 3, 2026, with respect to the consolidated financial statements of Evolus, Inc., and the effectiveness of internal control over financial reporting of Evolus, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
June 5, 2026